June 24, 2019

Via Email

Christopher D. Carlson
Thompson Hine LLP
1919 M Street, N.W.
Suite 700
Washington, D.C. 20035-3537
Chris.Carlson@ThompsonHine.com

       Re:     A3 Alternative Credit Fund
               Registration Statement on Form N-2
               File Nos. 333-231938, 811-23447

Dear Mr. Carlson:

       On June 4, 2019, A3 Alternative Credit Fund (the "Fund") filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company
Act of 1940 ("1940 Act"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

Cover Page

1. Please specify the anticipated timing of the Fund's initial repurchase offer.

2. Under "Securities Offered," you state, "Minimum investment amounts may be waived in the discretion of the Fund or the Adviser." On page 1 of the registration statement, you state that the Fund "may gain exposure to Credit Investments indirectly through investments in other investment companies that may be registered under the 1940 Act or rely on an exemption from registration." Please tell us how much the Fund will invest in hedge funds and/or private equity funds that rely on section 3(c)(1) or 3(c)(7) of the 1940 Act. If the Fund will invest more than
15% of its net assets in hedge funds and private equity funds that rely on sections 3(c)(1) or
3(c)(7), please note that registered closed-end funds that invest more than 15% of their net assets in such hedge funds or private equity funds should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. Please explain to us why it would be appropriate for the Fund to



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 offer shares without imposing these limitations. We may have additional comments after reviewing your response.

Page 1   Investment Policies

3.     You state,

       The Fund will invest, under normal circumstances, at least 80% of its net assets
       (plus any borrowings for investment purposes), in Credit Investments. "Credit
       Investments" are defined as securities and other fixed-income investments that include: (1) corporate debt securities and derivatives, including high yield
       ("junk") bonds, syndicated loans and credit-linked notes ("CLNs"); (2) the debt and equity tranches of collateralized loan obligations ("CLOs"); (3) loans and privately placed securities that are directly originated by the Fund or purchased from originators, which may be unsecured or secured; (4) asset-backed securities
       ("ABS") backed by pools of consumer loans, auto loans, single family rental cash flows, commercial receivables, and other collateral, including loans originated through a peer-to-peer lending platform; (5) residential mortgage-backed securities ("RMBS"); and (6) commercial mortgage-backed securities
("CMBS").
       The Fund may also invest in other asset classes and employ hedging strategies as described further below.

The term "Credit" is a type of investment and is subject to an 80% policy to invest in debt securities. Please supplementally explain how the Fund's definition of Credit Investments is the equivalent of investing 80% in debt securities. For example, privately placed securities can be debt or equity securities. Also, it is unclear what you mean by "other asset classes." Please revise the disclosure accordingly.

4. Please tell us supplementally how much of the Fund's assets will be invested in peer-to-peer loans.

5. May the Fund enter into any unfunded commitments? If yes, please explain supplementally how the Fund will cover unfunded commitments.

6. Please add disclosure explaining whether and how much the Fund will invest in below-investment-grade investments and describing such investments' risks.

Page 2   Alternative Investments Risk

7. You have not yet explained what alternative investments are. Please do so in the strategy section.

Page 3   Foreign Investment Risk

8. You have included foreign investments as a principal risk, yet have not described such investments in the principal strategies section. Please revise.

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 Page 4   Investment Liquidity Risk

9. You have included "life settlements" as a principal risk, yet have not described such investment in the principal strategies section. Please revise. We may have additional comments after reviewing your response.

Page 5   Leveraging Risk

10. Please confirm that the Fund will not issue preferred shares within one year. Otherwise, please add appropriate disclosure throughout the registration statement.

Page 6   Distribution Policy Risk

11.    Please add a plain English definition of "return of capital."

Page 7   Derivatives Risk

12. You have included swaps as a principal risk, yet have not described such investments in the principal strategies section. Please revise.

Page 8   Digital Records-Related Risks

13. Please explain supplementally what you mean by "loans that are secured by assets whose ownership is recorded digitally on a distributed ledger." Please provide specific details about the kinds and quality of the loans and assets, who originates and services the loans, and who services the distributed ledger.

Pages 2-10   Summary of Risks

14. The descriptions in the risk section state, variously, that the Fund intends to invest in senior secured or unsecured loans, subordinated loans and mezzanine loans. We are aware that rating agencies as well as the financial media have recently reported that traditional lender protections are being eroded and that so-called "covenant-lite loans" are increasingly common.
See, e.g., "Leveraged Loans Not as Safe as They Once Were," Wall Street Journal (August 16,
2018). If the Fund intends to invest in covenant-lite loans, please describe such loans and the extent to which the Fund may invest in such loans; also, consider enhancing the disclosure of the risks of such loans.

Page 36   Quarterly Repurchases of Shares

15. Please add disclosure that allows for the canceling or modifying of tenders and that discusses when the Fund calculates its net asset value. See Rule 23c-3(b)(6) and (b)(7) of the
1940 Act.




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 16. The Fund's board must adopt written procedures "reasonably designed" to ensure that the
Fund's assets are sufficiently liquid so as to allow it to comply with: (i) its fundamental policy on repurchases, and (ii) with Rule 23c-3's liquidity requirements. A fund must--from the time it provides notification until the repurchase pricing date--have assets that are equal to at least
100% of the repurchase offer amount; and can either (i) be sold/disposed of in the order course of business, at approximately NAV, within the time it takes for the fund to pay repurchase proceeds, or (ii) mature by the next repurchase payment deadline. See Rule 22c-3(b)(10). Please confirm that the Fund has adopted such written procedures.

Statement of Additional Information

Page 3   Other Fundamental Policies

17. Please explain why it is necessary to have a section for "Other Fundamental Policies" with paragraphs that are numbered (1) and (2), as opposed to continuing such policies at the end of the section for "Fundamental Policies" and numbering the paragraphs (8) and
(9).

18. As to the policy for real estate, should "investing" be changed to "invest"?

Page 4   Covered Obligations

19.    You state,

       If the Fund is the protection seller in a single-name credit default swap ("CDS"), to consider this position covered, the Fund will need to segregate liquid assets in an amount equal to the full, un-netted amount of the Fund's contractual obligation
       (i.e., the notional amount). When the Fund is a protection seller on a CDS index
       (such as the CDX), the Fund considers that the amount of the Fund's obligation that requires coverage is the Fund's mark-to-market liability.

       With respect to the second sentence, please confirm to the staff that the Fund will segregate the full notional amount of the credit default swap to cover such obligation.

Page 29

20. Distressed Investments and Emerging Markets are described as principal strategies in the prospectus but as non-principal strategies on this page. Please reconcile.

Part C -- Signatures

21. Pursuant to Section 6(a) of the Securities Act, the registration statement must be signed by the issuer, the principal executive officer(s), the principal financial officer, the comptroller or principal accounting officer, and a majority of the trustees or persons performing similar functions. We do not see signatures for a majority of the trustees or persons performing similar functions. Please address.



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                                        *   *    *       *     *   *

        Please respond to this letter in the form of a pre-effective amendment for the Fund.
Please respond to all comment letters in a letter filed in the form of EDGAR correspondence.
Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. We may have further comments after reviewing your responses.

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

       Should you have any questions regarding this letter, please contact me at (202) 551-5166.


                                                            Sincerely,
                                                            /s/ Lisa N. Larkin
                                                            Senior Counsel




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